UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  October 2007

Commission File Number:  001-16601

Frontline Ltd.
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release issued by Frontline Ltd. announcing an extraordinary dividend payment.

Exhibit 1

FRO – Extraordinary dividend

As announced earlier today, Frontline Ltd. (“the “Company” or “Frontline”) has on Tuesday October 2, 2007 sold its entire holding of 34,976,500 shares in Dockwise Ltd. (“Dockwise”). The shares were sold at a gross price of NOK 25 per share, with net proceeds of approximately $157 million. Frontline is expected to record a gain of approximately $49 million in the fourth quarter of 2007 as a result of this sale. In the second quarter of 2007, Frontline recorded a gain on the issuance of shares by Dockwise of $43.7 million.

Instead of keeping these funds until the payment of the ordinary dividend payment for third quarter of 2007, the Board has in a meeting on October 2, 2007, decided to declare an interim extraordinary dividend of $1.75 per share resulting from the cash generated from the sale of the Dockwise shares. This interim dividend will in combination with the relative weak spot market in third quarter reduce the normal dividend for third quarter of 2007.

The record date for the dividend is October 12, 2007, ex dividend date is October 10, 2007 and the dividend will be paid on or about October 24, 2007.

October 2, 2007
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management’s examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in the Company’s operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD.
(registrant)

Dated: October 2, 2007	By:	/s/ Inger M. Klemp
Inger M. Klemp
Principal Financial Officer

SK 02089 0009 815480